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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 27, 2024

VIA EDGAR

Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Tailored Shareholder Reports for TIAA-CREF Funds (Investment Company Act File No. 811-09301)

Dear Mr. Kosoff:

On behalf of TIAA-CREF Funds (the “Registrant”), we are responding to comments received from you telephonically on August 28, 2024 based on your review of the Registrant’s May 31, 2024 Annual Shareholder Report filed on Form N-CSR as of August 6, 2024 (the “Report”).

Set forth below are the SEC staff’s comments on the Report followed by responses on behalf of the Registrant. Capitalized terms used herein have the same meaning as in the Report.

1. With respect to the Fund Expenses Example, the Form N-1A instructions state, “to determine ‘Costs of a $10,000 investment,’ multiply the figure in the ‘Cost paid as a percentage of your investment’ column by the average annual account value over the period based on an investment of $10,000 at the beginning of the period” (emphasis added). The computation included in the Report appears to be the Fund expenses multiplied by $10,000 rather than the Fund expenses multiplied by the average annual account value over the period based on an investment of $10,000 at the beginning of the period.

Response: The Registrant will include in future shareholder reports the computation for Fund Expenses Example as provided in Form N-1A, Item 27A(c), Instruction 2.

2. Ensure that any Average Annual Total Returns table with multiple indexes has correctly XBRL-tagged each index as either a “broad-based” or “additional” index, as applicable.

Response: The Registrant will ensure that such indexes are tagged correctly in future shareholder reports.

Michael Kosoff

September 27, 2024

* * * *

If you have any questions, please do not hesitate to call me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	John McCann, Vice President and Assistant Secretary of the Funds; Managing Director and Associate General Counsel, Nuveen;

Richard Biegen, Chief Compliance Officer of the Funds; Senior Managing Director, TIAA;

Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds;

Robert Zutz, K&L Gates LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds